UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM SD
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Specialized Disclosure Report

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A10 NETWORKS, INC.
(Exact name of the registrant as specified in its charter)
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Delaware	001-36343	20-1446869
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

2300 Orchard Parkway
San Jose, CA 95131
(Address of principal executive offices, including zip code)

Robert Cochran (408) 325-8668
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2020.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

The Company has filed a Conflict Minerals Report filed as Exhibit 1.01 hereto and it is publicly available at https://investors.a10networks.com/corporate-governance/governance-documents/default.aspx. The content of our website as referred to in this Form SD is included for general information only and is not incorporated by reference into this Form SD.

Conflict Minerals Disclosures

(a) The Company conducted a Reasonable Country of Origin Inquiry (“RCOI”) as required by Item 1.01(a) of Form SD. The RCOI began with a multi-department initiative that scoped and evaluated the Company’s product line to determine which suppliers provide the Company with manufactured or contracted to be manufactured products. The Company then looked on a product-by-product level to determine which of these products were most likely to contain Conflict Minerals that are “necessary to the functionality or production” of the product, or are otherwise sourced from recycled or scrap materials. Suppliers of such products (other than those sourced from recycled or scrap materials) were next identified and surveyed using the basic EICC/GeSI Conflict Minerals Reporting Template or, where appropriate, a custom-designed form. Follow-up was undertaken with those suppliers who provided incomplete forms or were otherwise non-responsive. The Company then evaluated the information provided from suppliers to assess completeness and reliability of the data collected. On the basis of this inquiry and evaluation, the Company was unable to conclude that none of the Conflict Minerals contained in its products originated in the Democratic Republic of Congo or adjoining countries (the “Covered Countries”).

(b) On the basis of its RCOI undertaking, the Company could not conclude that (i) the necessary Conflict Minerals in its products did not originate in the Covered Countries, or (ii) it has no reason to believe that its necessary Conflict Minerals may have originated in the Covered Countries, or (iii) it reasonably believes that all of the necessary Conflict Minerals in its products did come from recycled or scrap sources. Given that the results of its RCOI efforts were inconclusive, the Company proceeded to the due diligence stage of the inquiry as required by Form SD and has filed herewith a Conflict Minerals Report, which is attached as Exhibit 1.01 to this Form SD.

Item 1.02 Exhibits

A copy of the Company’s Conflict Minerals Report is provided as Exhibit 1.01 hereto.

Section 2 - Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this report:

Exhibit 1.01 - Conflict Minerals Report for the reporting period January 1, 2020 through December 31, 2020, as required by Items 1.01 and 1.02 of this Form.

EXHIBIT INDEX

Exhibit No.    Description
1.01             Conflict Minerals Report for the reporting period January 1, 2020 through December 31, 2020

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

A10 NETWORKS, INC.
May 19, 2021

By: /s/ Robert Cochran
Robert Cochran
Executive Vice President, Legal and Corporate Collaboration